OMB Approval

                                                              OMB 3235-0145


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                          Columbus McKinnon Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    199333105
                                 (CUSIP Number)

                Gilchrist B. Berg, 225 Water Street, Suite 1987,
                      Jacksonville, FL  32202  904/355-5959
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 23, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement [_] .
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


   SEC 1746 (9-82)

                                       13D
    CUSIP NO. 199333105


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Gilchrist B. Berg


     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]
              N/A
     3   SEC USE ONLY


     4   SOURCE OF FUNDS*
              AF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING PURSUANT TO ITEMS 2(d)
         or 2(e)                                                          [_]
              N/A

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.A.

                             7   SOLE VOTING POWER
          NUMBER OF                   818,100
            SHARES
         BENEFICIALLY
                             8   SHARED VOTING POWER
           OWNED BY
                                      --
             EACH
          REPORTING          9   SOLE DISPOSITIVE POWER
            PERSON                    818,100
             WITH
                            10   SHARED DISPOSITIVE POWER
                                      --

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              818,100

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]
              N/A

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.0%

    14   TYPE OF REPORTING PERSON*
              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   Item 1.   Security and Issuer.

        This Schedule 13D relates to shares of common stock (the "Shares") of Columbus McKinnon Corporation (the "Company"), a New York corporation.
   The principal executive offices of the Company are located at 140 John James Audobon Parkway, Amherst, New York 14228-1197.

   Item 2.   Identity and Background.

        1.   This Schedule 13D is being filed by Gilchrist B. Berg.

        2. Mr. Berg's business address is 225 Water Street, Suite 1987, Jacksonville, FL 32202.

        3. Mr. Berg's present principal occupation is President of Water Street Capital, Inc., which is engaged in the investment management business, and Managing General Partner of limited partnerships engaged in the business of investing in securities. The investment accounts and partnerships managed by Mr. Berg (totalling fewer than 15) are referred to collectively as the "Partnerships." The business address of Water Street Capital, Inc. and the Partnerships is 225 Water Street, Suite 1987, Jacksonville, FL 32202.

        4. During the last five years, Mr. Berg has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        5. During the last five years, Mr. Berg has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        6.   Mr. Berg is a United States citizen.

   Item 3.   Source and Amount of Funds or Other Consideration.

        Funds in the aggregate amount of $12,621,840 were used to purchase the Shares. The Shares were purchased by, and utilizing the funds of, the Partnerships, the investments of which Mr. Berg manages.

   Item 4.   Purpose of Transaction.

        The Shares were acquired for, and are being held, for investment purposes. Mr. Berg may cause the Partnerships to acquire additional shares from time to time in the open market based on factors such as the Company's financial condition, results of operations and future prospects, the market value of the Shares, other available investment opportunities, and general economic and market conditions. Depending on such factors, Mr. Berg may determine at some time to cause the Partnerships to dispose of all or a portion of the Shares.

        Mr. Berg has no present plans or proposals which relate to or would result in:

        (1) The acquisition by any person of additional securities of the Company or the disposition of securities of the Company, except as set forth above;

        (2) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

        (3) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (4) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (5) Any material change in the present capitalization or dividend policy of the Company;

        (6) Any other material change in the Company's business or corporate structure;

        (7) Any changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (8) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (9) Causing a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (10) Any action similar to any of those enumerated above.

   Item 5.   Interest in Securities of the Issuer.

        (a) and (b) Pursuant to Rule 13d-3, Mr. Berg is deemed to be the beneficial owner of all 818,100 Shares which represent 6.0 percent of the 13,730,000 shares of common stock outstanding. Mr. Berg has sole investment management authority for the investments of the Partnerships and, accordingly, has sole voting and dispositive power over the Shares.

        (c) The table set forth on Appendix A sets forth the dates, number of shares and per share price for all transactions in the Company's common stock effected by Mr. Berg during the past sixty days, all of which consisted of purchases made for the Partnerships through brokers in open market transactions.

        (d) Any dividends on the Shares and the proceeds from the sale thereof will be paid to the Partnerships, based on the relative number of shares owned by each. No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

        (e)  Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Berg and any other persons with respect to any securities of the Company, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

   Item 7.   Material to be Filed as Exhibits.

        None.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth and this statement is true, complete and correct.



                                       /s/ Gilchrist B. Berg
                                      Gilchrist B. Berg

   DATE:  October 31, 1996

APPENDIX A  TO 13D

Columbus McKinnon Corp N Y
140 John James Audubon Parkway
Amherst, NY 14228-1197
Common Stock
Cusip 199333105


    DATE        NATURE OF          PRICE      NO. OF
               TRANSACTION                    SHARES

    11-Sep-96    Purchase          $14.19        300
    12-Sep-96    Purchase          $14.25      7,500
    12-Sep-96    Purchase          $14.38      5,700
    13-Sep-96    Purchase          $14.50     20,000
    13-Sep-96    Purchase          $14.50      5,800
    16-Sep-96    Purchase          $14.61     15,300
    17-Sep-96    Purchase          $14.63      2,000
    17-Sep-96    Purchase          $14.63     10,000
    18-Sep-96    Purchase          $14.63      1,000
    18-Sep-96    Purchase          $14.63      5,000
    19-Sep-96    Purchase          $14.63     17,400
    19-Sep-96    Purchase          $14.50        400
    20-Sep-96    Purchase          $14.50      9,600
    24-Sep-96    Purchase          $14.25      5,000
    25-Sep-96    Purchase          $14.25     50,000
    25-Sep-96    Purchase          $14.25     25,000
    25-Sep-96    Purchase          $14.25     10,000
    30-Sep-96    Purchase          $14.50     10,000
     1-Oct-96    Purchase          $14.50      5,000
     1-Oct-96    Purchase          $14.38      2,500
     3-Oct-96    Purchase          $14.56      5,000
     4-Oct-96    Purchase          $14.63     20,000
    10-Oct-96    Purchase          $15.13     75,000
    14-Oct-96    Purchase          $15.47     26,000
    15-Oct-96    Purchase          $16.25      5,500
    16-Oct-96    Purchase          $16.38      3,400
    16-Oct-96    Purchase          $16.50     10,000
    17-Oct-96    Purchase          $16.34     40,000
    18-Oct-96    Purchase          $16.38     39,000
    21-Oct-96    Purchase          $16.38      3,000
    22-Oct-96    Purchase          $16.29     30,000
    23-Oct-96    Purchase          $15.68     25,000
    24-Oct-96    Purchase          $15.50     25,000
    25-Oct-96    Purchase          $15.50    100,000

Outstanding Shares: